December 15, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Re:	Society Pass Incorporated
Registration Statement on Form S-1 (File No. 333-292060) – Concurrence in Acceleration Request

Ladies and Gentlemen:

Rodman & Renshaw LLC (“Rodman”), solely acting as placement agent on a best efforts basis in an offering pursuant to the registration statement on Form S-1 (File No. 333-292060) (the “Registration Statement”), hereby concurs in the request by Society Pass Incorporated that the effective date of the above-referenced registration statement be accelerated to 5:15 P.M (Eastern Time), or as soon as practicable thereafter, on December 16, 2025, pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”). Rodman affirms that it is aware of its obligations under the Securities Act as they pertain to the best efforts offering pursuant to the Registration Statement.

Very truly yours,

RODMAN & RENSHAW LLC

By:	/s/ David Dinkin
Name:	David Dinkin
Title:	President